Exhibit 15.1

December 29, 2004

The Board of Directors and Stockholders

McMoRan Exploration Co.

We are aware of the incorporation by reference in the Registration Statement on Form S-3 and related Prospectus of McMoRan Exploration Co. related to the registration of $140 million 5.25% Convertible Senior Notes due 2011 of our reports dated May 3, 2004, August 4, 2004 and November 3, 2004 relating to the unaudited condensed interim financial statements of McMoRan Exploration Co. that are included in its Forms 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.

Very truly yours,

/s/ Ernst & Young LLP